UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Response to Rumors or Media Reports : Undetermined

December 5, 2025	This announcement is a follow-up to the one released on the date of left cell.

1. Contents of rumors or media reports	Kim Jae-Chul vies to win the 10 trillion won HMM acquisition battle, which he describes as the crown jewel of his business ambition

2. Channel of rumors or media reports	Maeil Business Newspaper

3. Distributed date of rumors or media reports	December 5, 2025

4. Company’s explanation for rumors or media reports

•

This disclosure is an official notice of “Kim Jae-Chul vies to win the 10 trillion won HMM acquisition battle, which he describes as the crown jewel of his business ambition” published by Maeil Business Newspaper on December 5, 2025.

•

As a part of the company’s steel business strategy to seek growth overseas and to expand our presence in the high-profit US market, POSCO HOLDINGS has signed an MOU with Cleveland Cliffs. Discussions are underway regarding equity ownership and investment size; however, no decisions have been finalized.

•

In this regard, we will re-disclose the information when specific matters are decided in the future or within six months.

(Person in charge of disclosure) Han, Young Ah, Executive Vice President

5. Re-disclosure date	September 30, 2026

※ Related disclosure	• December 8, 2025 Response to Rumors or Media Reports: Undetermined • January 5, 2026 Response to Rumors or Media Reports: Undetermined

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 31, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President